As filed with the Securities and Exchange Commission on October 29, 2008
Registration Statement No. 333-140859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Dow Chemical Company

(Exact name of registrant as specified in its charter)

Delaware	38-1285128
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

The Dow Chemical Company

2030 Dow Center

Midland, Michigan 48674

(989) 636-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles J. Kalil

Executive Vice President, Law and Governmental Affairs, General Counsel and Corporate Secretary

The Dow Chemical Company

2030 Dow Center

Midland, Michigan 48674

(989) 636-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward S. Best, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment to Form S-3 is being filed to file certain exhibits relating to the registrant’s $500,000,000 aggregate principal amount of Dow InterNotes®.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Midland, State of Michigan, on October 29, 2008.

THE DOW CHEMICAL COMPANY

By:	/s/ Geoffery E. Merszei
Geoffery E. Merszei
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Selling Agent Agreement, dated October 29, 2008, among The Dow Chemical Company and Banc of America Securities LLC, Incapital LLC, Charles Schwab & Co., Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Securities, LLC

4.1	Form of Dow InterNotes®

5.1	Opinion of Kenneth D. Isley, Assistant General Counsel—Corporate and Financial Law of The Dow Chemical Company

12.1	Computation of Ratio of Earnings to Fixed Charges

23.2	Consent of Kenneth D. Isley (included in Exhibit 5.1)

II-1